SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at March 17, 2004

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: March 17, 2004

Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

NORTHERN DYNASTY COMPLETES $22 MILLION FINANCING
ENGINEERING AND PERMITTING PROGRAMS COMMENCE
FOR A MAJOR MINE DEVELOPMENT AT PEBBLE, ALASKA

March 17, 2004, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that Northern Dynasty has completed the $22 million, non-brokered, private placement financing that was announced on February 11, 2004. The financing was for 2.75 million units at Cdn$8.00 per unit with each unit consisting of a share and one half warrant. Each whole warrant is exercisable within one year to acquire one further common share at Cdn$9.00.

Proceeds of the financing will be used to rapidly advance the Pebble Project, located in southwestern Alaska, USA towards a major mine development. Northern Dynasty is committed to engineer, permit, construct and operate a long life, large-scale, open pit, gold-copper-molybdenum mine at the site. A recent independent resource estimate by Norwest Corporation established the Pebble deposit as the largest gold deposit, and at the same time, the second largest copper deposit in North America. Pebble contains 26.5 million ounces of gold, 16.5 billion pounds of copper and 900 million pounds of molybdenum within an Inferred Mineral Resource of 2.74 billion tonnes grading 0.55% copper-equivalent (0.30 grams gold per tonne, 0.27% copper and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent). Furthermore, substantial near surface, higher-grade starter resources have been identified within the deposit that can be mined with almost no waste removal. Higher-grade resources facilitate rapid recovery of capital costs during the early years of a large scale mining operation. Current evaluations of the optimum milling capacity for the Pebble Project range from 90,000 to 200,000 tonnes per day.

Northern Dynasty has commenced collecting the engineering and environmental data for completion of a Bankable Feasibility Study as well as the submission of an Environmental Impact Statement (EIS) for permits to construct and operate a mine and related infrastructure. Field engineering data collection and multi-rig core drilling to establish measured and indicated resources as well as holes for geotechnical, metallurgical and hydrological design will commence this month. Currently, the most immediate areas of necessary expertise for project development are well covered by a spectrum of in-house engineers and scientists in conjunction with top level consultants.

With regard to infrastructure development, the State of Alaska has accelerated its program for the construction of "Roads to Resources" relative to the Pebble Project. An existing Alaskan Department of Transport study to investigate alternative road and port sites has recently been amended to provide the necessary facilities in line with Northern Dynasty's proposed development schedule. The exhaustive alternative analysis underway will lead to detailed engineering studies of the best port site and road corridor selection. All engineering work will be completed with sufficient accuracy for input into the EIS document and permit application for the Pebble Project.

In addition, under the direction of Governor Frank Murkowski, a working group has been convened to evaluate the demand for and the benefits of a regional energy system (i.e. fuel supplies, power stations and transmission lines). The terms of technical reference, funding protocol and timetable under which the power needs of Southwest Alaska and the Pebble Project can be quantified, will be defined by this working group in the coming weeks. Included in the evaluations will be potential improvements and benefits to the Railbelt power system.

For further details on Northern Dynasty Minerals Ltd. please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

For more information on the Pebble Project please contact the following persons at 604-684-6365 or 1-800-667-2114:

Brian Mountford, P.Eng. - Project Director - Engineering
Bruce Jenkins - Director of Environment, Permitting and Socio-Economic Planning

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.